VIA EDGAR

March 18, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment 1 to Draft Registration Statement on Form F-1

Submitted December 23, 2019

CIK 0001789299

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 6, 2020, regarding the Amendment 1 to Draft Registration Statement on Form F-1 submitted to the Commission on December 23, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment 1 to Draft Registration Statement on Form F-1 submitted December 23, 2019

We rely on outsourcing manufacturers..., page 13

1.	Please reconcile the first sentence of your response to prior comment 1 with the last sentence of this risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure to reconcile the first sentence of our response to prior comment 1 with the last sentence of the risk factor on page 13.

Financial Statements, page F-1

2.	Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A.5 to Form 20-F to include the six month period ended September 30, 2019.

Response: In response to the Staff’s comment, the Company has updated disclosure of the unaudited interim condensed consolidated financial statements as of September 30, 2019, and for the six months period ended September 30, 2018 and 2019 starting on page F-36 in the Registration Statement.

Mr. Russell Mancuso

March 18, 2020

Notes to Consolidated Financial Statements

Note 4 – Prepaid Expenses and Other Current Assets, Net, page F-24

3.	We note your response to comment 7 but do not consider your revised disclosures on page 65-66 to fully address our concerns. In this regard, please revise your footnote to clarify the nature of the allowance for doubtful accounts included in prepaid expenses and other currents assets which appears to differ and are account for separately from your allowance for doubtful accounts that are described in Note 3.

Response: In response to the Staff’s comment, the Company has revised the footnotes 3 and 4 to clarify the nature of the allowance for doubtful accounts included in accounts receivable, and prepaid expenses and other currents assets, respectively.

Undertakings, page II-2

4.	Please include the undertaking required by Regulation S-K Item 512(i)(2).

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the undertaking required by Regulation S-K Item 512(i)(2).

We thank the Staff for its review of the foregoing and the Registration Statement on Form F-1. If you have further comments, please feel free to contact our legal counsel, Barry Grossman, Esq., of Ellenoff Grossman & Schole LLP, at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao

cc:	Barry I. Grossman, Esq.